UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)

                     Industrial Enterprises of America, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    456132208
                               (CUSIP Number) with
                                   a copy to:

                                  Beryl Zyskind
                         515 Madison Avenue, 25th Floor
                            New York, New York 10022
                                 (347) 992-5513
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 456132208


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


     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                  Beryl Zyskind




     2. Check the Appropriate Box if a Member of a Group (See Instructions):

        (a)    [   ] Not Applicable
        (b)    [ X ]

     3. SEC Use Only

     4. Source of Funds (See Instructions): 00

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

        Not Applicable

     6. Citizenship or Place of Organization: United States

        Number of       7.      Sole Voting Power:             143,932,544*
        Shares
        Beneficially    8.      Shared Voting Power:                     0
        Owned by
        Each Reporting  9.      Sole Dispositive Power:        143,932,544*
        Person With     10.     Shared Dispositive Power:                0

     11.  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
143,932,544*

     *These shares are issuable upon conversion of Convertible Promissory Notes and exercise of Warrants held by Beryl Zyskind.



     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable


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


     13. Percent of Class Represented by Amount in Row (11): 96% (These shares are issuable upon conversion of Convertible Promissory Notes and exercise of Warrants held by Beryl Zyskind.)

     14. Type of Reporting Person (See Instructions): IN


Item 1. Security and Issuer.

This Statement relates to the common stock, $0.001 par value (the "Common Stock"), issued by Industrial Enterprises of America, Inc. (the "Issuer"), a Nevada corporation, including shares of Common Stock issuable upon notice of conversion of four (4) Convertible Promissory Notes (the "Notes") and upon the exercise of five (5) warrants (the "Warrants") held by Beryl Zyskind. The principal executive office of the Issuer is located at 711 Third Avenue, Suite 1505, New York, New York 10017.


Item 2. Identity and Background.

The person filing this report is Beryl Zyskind ("Zyskind"), the individual which invested in the Issuer in return for the Notes and Warrants.

Mr. Zyskind's office is located at 515 Madison Avenue, 25th Floor, New York, New York 10022.

Mr. Zyskind is a citizen of the United States.

Within the last five years, Mr. Zyskind has not been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

Mr. Zyskind used his own available funds to invest in the Issuer and receive the Notes and Warrants referred to in this Schedule.


Item 4. Purpose of Transaction.

The securities referred to in this Schedule, which Mr. Zyskind is a beneficial owner of, were acquired by Mr. Zyskind following his investment in the Issuer. Mr. Zyskind has not yet acquired these shares because, although he timely presented the Issuer with his Notice of Conversion, the Issuer refused to convert the Notes or allow Mr. Zyskind to exercise the Warrants. On July 18, 2006, Mr. Zyskind filed suit against the Issuer in the Supreme Court for the State of New York, County of New York (the "Action"). The Action is entitled:
Zyskind v. Industrial Enterprises of America, Inc. f/k/a Advanced Bio/Chem, Inc., Index No. 602523/06. In the Action, Mr. Zyskind asserts causes of action for breach of contract relating to the Issuer's refusal to honor his conversion notice and the Warrants. Specifically, Mr. Zyskind seeks 1,510,506 shares of Common Stock based on the Notes and 142,422,038 shares of Common Stock based on the Warrants.

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


Item 5. Interest in Securities of the Issuer.

Mr. Zyskind is the beneficial owner of 143,932,544 shares of Common Stock, or 96% of the shares outstanding of the Issuer, which shares are issuable upon conversion of the Notes and exercise of the Warrants. Mr. Zyskind has the sole power all shares of Common Stock of which he is the beneficial owner.

No other transactions occurred within the last sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Notes

Mr. Zyskind purchased the Notes, which are dated April 26, 2004 ("Note No. 1"), May 21, 2004 ("Note No. 2"), July 9, 2004 ("Note No. 3") and July 15, 2004
("Note No. 4"), for $25,000.00 each from the Issuer. The Notes bear an interest rate of eighteen percent (18%) per annum from the date of issuance until the maturity date. The maturity date of the notes was "the later of (i) October 26, 2005 and (ii) the date 18 months following the date upon which the Company
[became] fully compliant with its periodic reporting requirements under the Securities Exchange Act of 1934." The Notes are convertible at a conversion price of $0.10 per share of the Issuer's common stock for Note Nos. 1 and 2 and at a conversion price of $0.05 per share of the Issuer's common stock for Note Nos. 3 and 4.

The Notes  provided for an adjustment  in the  conversion  price.  Specifically,
Section 8 of the Notes provides:

     In the Event that that [sic] [the Issuer] shall at any time after the Issuance Date [i.e., April 26, 2004, May 21, 2004, July 9, 2004 and July 15, 2004] issue any shares of Common Stock such that the number of issued and outstanding shares of Common Stock shall exceed 25,000,000 (subject to adjustments for stock splits, stock dividends, reverse stock splits, and reclassifications), then, in each case, the Conversion Price theretofore in effect shall be adjusted so that it shall equal the product of (X) multiplied by (Y), where (X) equals the Conversion Price theretofore in effect and where (Y) equals a fraction, the numerator of which is 25,000,000 (subject to adjustments for stock splits, stock dividends, reverse stock splits, and reclassifications), and the denominator of which is the number of shares of Common Stock issued and outstanding, provided that such denominator exceeds 25,000,000 (subject to adjustments for stock splits, stock dividends, reverse stock splits, and reclassifications).

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

Pursuant to Section 8(c)(i)(B) of the Notes, Mr. Zyskind was entitled to have the conversion price adjusted because the Issuer had over 25,000,000 shares of common stock outstanding, subject to adjustments for reverse stock splits. Pursuant to the formula set forth in Section 8(c)(i), Mr. Zyskind is entitled to convert the Notes into common stock of the Issuer at the following adjusted conversion prices:

     o    Note No. 1: ($0.10)(25,000,000/183,058,310) = $0.136569
     o    Note No. 2: ($0.10)(25,000,000/183,058,310) = $0.136569
     o    Note No. 3: ($0.05)(25,000,000/183,058,310) = $0.068284
     o    Note No. 4: ($0.05)(25,000,000/183,058,310) = $0.068284

At the time Mr. Zyskind initiated the Action, Note No. 1 was convertible into 255,641 shares of the Issuer's common stock, Note No. 2 was convertible into 253,535 shares of the Issuer's common stock, Note No. 3 was convertible into 497,736 shares of the Issuer's common stock and Note No. 4 was convertible into 496,637 shares of the Issuer's common stock, for an aggregate number of shares of 1,510,506.

Warrants

Mr. Zyskind received five (5) Warrants from the Issuer, dated February 24, 2004 ("Warrant No. 1"), April 26, 2004 ("Warrant No. 2"), May 21, 2004 ("Warrant No. 3"), July 9, 2004 ("Warrant No. 4") and July 15, 2004 ("Warrant No. 5"). Warrant No. 1 is exercisable for the purchase of up to 150,000 shares of the Issuer's common stock at an exercise price per share equal to $0.50 or on a cashless basis. Warrant No. 2 is exercisable for the purchase of up to 200,000 shares of the Issuer's common stock at an exercise price per share equal to $0.50 or on a cashless basis. Warrant Nos. 3-5 each are exercisable for up to 50,000 shares of the Issuer's common stock at an exercise price per share equal to $0.50 or on a cashless basis. Mr. Zyskind received Warrant No. 1 in exchange for a $100,000 bridge loan. Mr. Zyskind received Warrant Nos. 2-5 with his purchase of Note Nos. 1-4 from the Issuer. The Warrants are each exercisable for shares of the Issuer's common stock and each contains a cashless exercise feature and an anti-dilution provision.

Warrant No. 1 is exercisable "[A]t any time or from time to time during the period commencing on [February 24, 2004] and terminating at 5:00 p.m., New York
City local time,  on [February  24, 2009] . . . ." The  anti-dilution  provision states:

         [I]f, while this Warrant is outstanding, [the Issuer] combines the outstanding Common Stock, the Exercise Price then in effect shall be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant shall be decreased in proportion to such decrease in outstanding Common Stock.

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

Warrant No. 1's cashless exercise feature states:

          [I]n lieu of any cash payments required pursuant thereto, if the Current Market Price per share of Common Stock exceeds the Exercise Price per Warrant Share, [Mr. Zyskind] shall have the right to exercise this Warrant in full or in part, by surrendering this Warrant . . . in exchange for the number of shares of Common Stock equal to the quotient derived by (i) subtracting (A) the product of (1) the number of Warrant Shares as to which this Warrant is then being exercised and (2) the Current Market Price per share of Common Stock, from (B) the product of (1) the number of Warrant Shares as to which this Warrant is then being exercised and (2) the aggregate Exercise Price of all shares of Common Stock as to which this Warrant is then being exercised, and (ii) dividing such remainder by the Current Market Price per share of Common Stock. For purposes of this Section 1(b), the term "Current Market Price" shall mean, on any date specified herein for the determination thereof, the closing sale price per share of Common Stock on such date on the principal securities market on which the Common Stock shall, on such date, trade . . . .

Warrant Nos. 2-5 are exercisable:

          [A]t any time or from time to time during the period commencing on the later October 26, 2005 and the first date upon which [the Issuer] shall be in full compliance with its periodic reporting requirements under Sections 13, 14, and 15 of the Securities Exchange Act of 1934, as amended (such later date, the "Initial Exercise Date), and terminating at 5:00 p.m., New York City local time, on the seventh anniversary of the Initial Exercise Date.

Warrant Nos. 2-5 each contain identical anti-dilution provisions, which state:

          (i) [I]f, while this Warrant is outstanding, [the Issuer] combines the outstanding Common Stock, the Exercise Price then in effect shall be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant shall be decreased in proportion to such decrease in outstanding Common Stock . . . .

          (ii) In the Event that that [sic] [the Issuer] shall at any time after the date hereof [i.e., April 26, 2004, May 21, 2004, July 9, 2004 and July 15, 2004] issue any shares of Common Stock such that the number of issued and outstanding shares of Common Stock shall exceed 25,000,000 (subject to adjustments for stock splits, stock dividends, reverse stock splits, and reclassifications), then, in each case, the


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

          Conversion Price theretofore in effect shall be adjusted so that it shall equal the product of (X) multiplied by (Y), where (X) equals the Exercise Price theretofore in effect and where (Y) equals a fraction, the numerator of which is 25,000,000 (subject to adjustments for stock splits, stock dividends, reverse stock splits, and reclassifications), and the denominator of which is the number of shares of Common Stock issued and outstanding, provided that such denominator exceeds 25,000,000 (subject to adjustments for stock splits, stock dividends, reverse stock splits, and reclassifications).

          (iii) Simultaneous with any such adjustment, the number of Warrant Shares issuable upon exercise of this Warrant shall be adjusted to equal the quotient of (A) divided by (B), where (A) equals the product of the number of Warrant Shares issuable upon the exercise of this Warrant immediately prior thereto multiplied by the Exercise Price per Warrant Share in effect immediately prior thereto, and where (B) equals the Exercise Price, as adjusted.

The cashless exercise feature of Warrant Nos. 2-5 states:

          In lieu of exercising this Warrant by payment of cash in accordance with the immediately preceding paragraph (a), [Mr. Zyskind] may elect to receive shares equal to the value of this Warrant . . . by surrender of this Warrant . . . in which event [the Issuer] shall issue to [Mr. Zyskind] a number of Warrant Shares computed using the following formula:

                                             Y(A-B)
                                           ---------
                                X =            A

          Where:

          X = The number of Warrant Shares to be issued to the Holder of this Warrant.

          Y = The number of Warrant Shares purchasable under this Warrant as to which this Warrant is being exercised.

          A = The Current Market Price (as further defined) of one share of Common Stock.

          B = The Exercise Price (as adjusted to the date of such calculations) per share of Common Stock.

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


          For purposes hereof, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the closing price per share of Common Stock on the trading day immediately preceding the date in question . . . .

Pursuant to the Issuer's common stock outstanding and reverse stock split, Mr. Zyskind is entitled to an adjustment to the exercise price, as set forth in the Warrants. Pursuant to Section 5(a) of Warrant No. 1 and Section 5(a)(i) of Warrant Nos. 2, 3, 4 and 5, the Issuer's 10-for-1 reverse stock split requires that the number of shares per warrant be reduced by a factor of ten and the exercise price of each be increased by a factor of ten. Post-adjustment, the shares purchasable and the exercise prices are as follows:

     o        Warrant No. 1:  15,000 shares at an exercise price of $5.00;
     o        Warrant No. 2:  20,000 shares at an exercise price of $5.00;
     o        Warrant No. 3:  5,000 shares at an exercise price of $5.00;
     o        Warrant No. 4:  5,000 shares at an exercise price of $5.00; and
     o        Warrant No. 5:  5,000 shares at an exercise price of $5.00.

Pursuant to Section 5(a)(ii) of Warrant Nos. 2-5, the exercise price is further adjusted because the Issuer's common stock outstanding exceeds 25,000,000 shares, accounting for stock splits. Specifically, the exercise price for these Warrants is further adjusted by the following formula:
(20,000)(10)(25,000,000/183,058,310) = $0.682843.

Pursuant to the cashless conversion feature in Section 1(b) of Warrant No. 1, Mr. Zyskind is entitled to 142,390,063 of shares of the Issuer's common stock, i.e., ((15,000*15,000*$5.00)-(15,000*$7.90))/$7.90.

Pursuant to the cashless conversion feature in Section 1(b) of Warrant No. 2, Mr. Zyskind is entitled to 18,271 shares of free-trading the Issuer's common stock, i.e., ((20,000)($7.90 - $0.682843))/$7.90.

Pursuant to the cashless conversion feature in Section 1(b) of Warrant No. 3, Mr. Zyskind is entitled to 4,568 shares of free-trading the Issuer's common stock, i.e., ((5,000)($7.90 - $0.682843))/$7.90.

Pursuant to the cashless conversion feature in Section 1(b) of Warrant No. 4, Mr. Zyskind is entitled to 4,568 shares of free-trading the Issuer's common stock, i.e., ((5,000)($7.90 - $0.682843))/$7.90.

Pursuant to the cashless conversion feature in Section 1(b) of Warrant No. 5, Mr. Zyskind is entitled to 4,568 shares of free-trading the Issuer's common stock, i.e., ((5,000)($7.90 - $0.682843))/$7.90.

At the time Mr. Zyskind initiated the Action, the Warrants were exercisable, pursuant to the cashless feature, for an aggregate number of shares of 142,422,038.

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

Other than the Notes and Warrants discussed above, no other contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between Mr. Zyskind and any other individual or entity.


Item 7. Material to be Filed as Exhibits.

None.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2006



                                  /s/ Beryl Zyskind
                                  -----------------
                                  Beryl Zyskind